NORTHERN WAY RESOURCES, INC.
                           627 Moberly Road, Suite 601
                   Vancouver, British Columbia Canada V5Z 4B3
                       (604) 628-2165, Fax (866) 824-0888

September 14, 2005


U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention:        Mr. H. Christopher Owings and Ms. Anita Karu

Dear Sirs:

Re:               Northern Way Resources Inc.
                  Amendment No. 4 - Registration Statement on Form SB-2 File No. 333-125699

After  receiving  your  verbal   comments   September  13,  2005  regarding  our
registration statement on Form SB-2. We respond to your comments as follows:

Index to Financial Statements - Page #30

1. In the Index to Financial statements Section 2. the date of the year-end Audited financial Statements reads May 31, 2005. Please to revise as the correct year-end is March 31, 2005.

     We have amended our filing and re-inserted the correct date.

Interim Financial Statements; Pages #43-45

2. We noticed that on each of these pages that the columns should be identified as Audited and Unaudited where applicable.

     We have amended our filing and inserted Audited and Unaudited to correctly identify each period in each of the columns.


         Yours truly,

         /s/ Keith Andrews

         Northern Way Resources Inc.
         Keith Andrews, President